

January 16, 2014

<u>Via Email</u>
Matthew P. Flake
President and Chief Executive Officer
Q2 Holdings, Inc.
13785 Research Blvd, Suite 150
Austin, Texas 78750

     Re: Q2 Holdings, Inc.
             Draft Registration Statement on Form S-1
             Submitted December 20, 2013
             CIK No. 0001410384

Dear Mr. Flake:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information

now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

3.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of these materials, we may have further comments. Please refer to Question 101.02 of our Compliance and Disclosure Interpretations relating to Securities Act Forms available on our website.

4.   With respect to all third-party statements in your prospectus, please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering. Further, please revise your risk factor on page 29 to clarify that the market data and forecasts by the publications listed in the risk factor are only a few of the third-party information that you have included in the prospectus.

5.   We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Jumpstart Our Business Startups Act. Please disclose in the critical accounting policy and in the Management's Discussion and Analysis that you have elected to use the extended transition period that allows you to delay the adoption of the new or revised accounting standards until those standards apply to private companies and that your financial statements may not be comparable to companies that comply with public company effective dates. Please also consider adding a separate risk factor subheading on page 37 regarding the election to use the extended transition period.

Prospectus Cover Page

6.   Please state the full name of the company on the prospectus cover page. Tell us the significance of the "Grow Beyond" logo and why you have included it on the prospectus cover page. See Item 501(b)(1) of Regulation S-K.

Prospectus Summary

7.   Please provide support for the assertion that you are "a leading provider of secure, cloud-based virtual making solutions." For example, you should explain if your leadership is based on objective criteria such as market share.

Risk Factors

Insiders will continue to have substantial control over us after this offering…, page 34

8.   Please tell us whether the company will be a "controlled company" under the definition of the applicable stock exchange and, if so, provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. Revise the prospectus summary to include the amount that the directors, executive officer and principal shareholders will own after the offering.

Use of Proceeds, page 40

9.   We note that a portion of the proceeds will be used to repay your outstanding indebtedness under your credit facility with Wells Fargo. To the extent known, please provide more detail regarding the "working capital and other general corporate purposes" for which the remainder of the net proceeds in this offering is intended to be used. Consider disclosing the amount of proceeds that you intend to use for your other purposes. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Capitalization, page 41

10.   We note your table reflects the repayment of long-term debt, but this repayment is not discussed in the bulleted items. Please advise or revise accordingly.

Selected Consolidated Financial and Other Data, page 43

11.   Please expand your pro forma net loss per share to reflect your anticipated debt repayment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

12.   Please consider revising your overview section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned in evaluating the company's financial condition and operating results. In this regard, please discuss any known trends, demands, commitments, events and uncertainties that pose a risk or threat to the company to balance the discussion of the opportunities you identify on pages 46 and 47. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing the impact on your profitability of adding and supporting new installed customers compared to new registered users of installed customers and any steps that you

are taking to achieve sufficient scale and productivity so that the cost of adding and supporting new customers does not adversely affect your margins.

Key Operating Measures, page 47

13.   Tell us what consideration you have given to disclosing the percentage of account holders that are registered users and the number of transactions conducted by the registered users. Also, please advise why you have not disclosed the number of installed customers as of September 30, 2012 and September 30, 2013 as you did for the number of registered users.

Comparison of Nine Months Ended September 30, 2012 and 2013

Revenues, page 53

14.   We note that your revenues increased 41.3% for the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012. Your disclosures indicate that this increase was primarily due to growth in the number and timing of new registered users, increases in the number of transactions using your solutions and sales of new solutions to your installed customers. Please note that prefacing the reference to these sources of changes with the word "primarily" does not clearly identify the factors driving the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly. Similar concerns apply to your disclosures beginning on page 54.

Operating Expenses, page 54

15.   We note that in each of your operating expense line items, as well as in Cost of Revenues, increases in personnel costs are a significant component of the period over period increase. Please tell us your consideration of quantifying the headcount at the end of each period for each line item to explain this increase. Refer to Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Similar concerns apply to your year over year disclosures beginning on page 55.

Contractual Obligations and Commitments, page 62

16.   In this section, please disclose the identity of the lender of the credit facility, the material financial covenants, and whether you are in compliance with those financial covenants or cross-reference the information regarding the credit facility in Note 6 of the financial statements.

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation, page 65

17.   When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

Common Stock Valuation Methodology, page 67

18.   Please expand your table on page 67 to include a column for the Estimated Fair Value of Options Granted.

19.   Your discussions of the determination of the fair value of your common stock on your option grant dates appears to indicate that you granted options during the quarters presented rather than a specific date. Please clarify if you granted options on more than one date during each of the quarters presented. If so, please tell us why you did not show the dates the options were granted in your table and related disclosures.

20.   We note your discussion of the determination of the fair value of your common stock on your option grant dates that generally you consider an independent valuation report that is a quarter lagging on your grant date. For example, for the options granted during the quarter ended September 30, 2013, you disclose that you considered an independent valuation report for the common stock as of June 30, 2013. Please expand your disclosures to clarify why you are using a fair value that appears to be a quarter lagging and clarify if any significant events occurred between the valuation date and grant date that would affect the fair value of your common stock.

Business, page 71

21.   You state in the risk factors on pages 21 and 24 that rely on third parties for intellectual property and software and partner relationships sell and market your solutions. Please tell us what consideration you have given to discussing third-party arrangements to the extent material and filing any such agreements pursuant to Item 601(b)(10) of Regulation S-K.

22.   We note your disclosure on page 21 that you host substantially all of your solutions from two third-party data centers. Please tell us what consideration you have given to

including a description of any agreements with your third-party data centers and filing those agreements as exhibits to this registration statement.

Our Customers, page 81

23.   We note that you included a selected list of customers on pages 2, 72 and 81. Please disclose whether each customer is a current customer and the objective criteria you have used in selecting the customers you identified by name, which will assist investors in understanding their significance to you.

Intellectual Property, page 82

24.   Please revise to provide a brief description of one patent that you own and the duration and effect of that patent on your business. See Item 101(c)(1)(iv) of Regulation S-K.

Executive Compensation, page 96

25.   We note that you have provided executive compensation disclosure for your current Chief Executive Officer, Executive Vice President of Operations and two former executive officers. Please be advised that item 402(m)(2) of Regulation S-K requires the disclosure of the company's two most highly compensated executive officers other than the principal executive officer serving at the end of the last completed year. Please advise why you have provided disclosure for only two current executive officers. Also, please revise to include executive compensation earned in fiscal year 2013.

26.   We note that you intend to enter into new employment agreements with you current named executive officers in connection with this offering. Please tell us when you intend to execute these employment agreements. Also, confirm that the company did not enter into a termination agreement with Mark Johnson, your former Chief Financial Officer, that should be filed pursuant to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions

cbanc Network, Incorporated, page 107

27.   Please describe the material terms of the transaction services agreement that you entered into in connection with the spin-off and tell us whether you intend to file this agreement as an exhibit to the registration statement.

28.   We note that you valued the aggregate value of cbanc at the time of the spin-off based on the "valuation of an independent appraisal firm." Please tell us what consideration you gave to identifying the third-party expert and filing a consent of the appraisal firm. See Rule 436 under the Securities Act. For further guidance, refer to Question 141.02 of our

Compliance and Disclosure Interpretations relating to Securities Act Sections available on our website.

Amended and Restated Investors' Rights Agreements, page 111

29.   Please include a materially complete description of the Amended and Restated Investors' Rights Agreements, Right of First Refusal and Co-Sale Agreement, and the Voting Agreement, including the identity of all of the members of the board of directors who are parties to the agreements. Remove the disclaimers that your description of the agreements in the prospectus is not complete and are "qualified" by the exhibits.

Voting Agreement, page 112

30.   Please identify the directors who were elected pursuant to the voting agreement and disclose whether they will continue to serve on the board when the agreement terminates upon completion of this offering.

Principal and Selling Stockholders, page 114

31.   Please remove the disclaimers of beneficial ownership in footnotes (1) and (3) of the table on pages 115 and 116 relating to shares held by affiliates of Adams Street Partners, LLC and Battery Ventures. Instruction 2 to Item 403 of Regulation S-K states that beneficial ownership pursuant to Item 403 is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and/or investment power, not pecuniary interest. Item 403 does not otherwise provide authority for registrants to issue disclaimers of beneficial ownership under Exchange Act Rule 13d-4, which only applies to the level of beneficial ownership held by persons who file beneficial ownership statements.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Fair Value of Financial Instruments, page F-8

32.   Your current disclosure indicates that all Company assets with fair values measured on a recurring basis were classified as Level 1 assets. Please expand your disclosure to identify each of these assets as of the end of each reporting period and the valuation techniques and inputs used to develop these measurements. Refer to FASB ASC 820-10-50-1 and 50-2.

Deferred Implementation Costs, page F-9

33.   Your disclosure indicates that you are capitalizing certain personnel and other costs related to the implementation of your solutions. Please expand your disclosure to clarify the nature of these costs. That is, explain why these costs should be capitalized. Cite the accounting literature that supports your accounting. Disclose how you analyze these costs to assess their recoverability and the frequency of this evaluation. Further, tell us how you assess impairment for these implementation costs. Please tell us your consideration of providing a schedule that shows the amount of implementation costs that will be recognized as expense in future years.

Deferred Solution and Other Costs, page F-10

34.   Please clarify what the "other third-party costs related to its customer agreements" includes. Please expand your disclosure to explain why you have determined to capitalize sales commissions.

Revenues, page F-10

35.   Please tell us your consideration of bifurcating your implementation services and subscription services revenue for income statement presentation purposes. In this regard, we note that you have concluded that implementation services included in a multiple-deliverable arrangement do not have standalone value. We further note that you defer implementation costs ratably over the remaining term of the customer agreement. Refer to FASB ASC 985-605.

36.   Your disclosure on page 2 indicates that you earn additional revenues based on the number of transactions that account holders perform on your virtual banking solutions. It does not appear that this source of revenue is discussed in your revenue recognition policy. Please advise or revise accordingly.

37.   Please tell us how your pricing terms and conditions vary based on the number of registered users. Tell us what impact those variations have upon your revenue recognition.

38.   Provide us with your analysis whether you believe the account holders are your customers instead of the regional and community financial institutions. Please provide an analysis under FASB ASC 605-45-45.

39.   We note that you offer your customers a software platform. Please provide your analysis supporting why you believe that your platform should not be within the scope of FASB ASC 985-605. Your response should address the criteria outlined in FASB ASC 985-605-55-121.

40.   Please provide us with an example of when you would offer professional services not combined with subscription services. In this regard, if you offer professional services to customers with term licenses and maintenance, please explain how you determined that professional services have stand-alone value in these arrangements, but not under subscription arrangements.

41.   We note your disclosure that a small portion of your customers host and manage your solutions on-premises or in third-party data centers under term licenses and maintenance agreements. Please tell us if you continue to offer term licenses and maintenance agreements to new customers.

Note 7. Commitments and Contingencies

Legal Proceedings, page F-20

42.   If the there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        John J. Gilluly III, P.C.
        DLA Piper US LLP